Filed pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated February 20, 2013

Relating to the Preliminary Prospectus Supplement dated February 19, 2013

Registration Statement No. 333-179612

PRICING TERM SHEET

Dated February 20, 2013 to the

Preliminary Prospectus Supplement Referred to Below

Forestar Group Inc.

Offering of

$110,000,000 aggregate principal amount of

3.75% Convertible Senior Notes due 2020

The information in this pricing term sheet relates only to the offering of the Notes and should be read together with (i) the preliminary prospectus supplement dated February 19, 2013 relating to the offering of the Notes, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and (ii) the accompanying base prospectus dated March 5, 2012, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	Forestar Group Inc., a Delaware corporation

Ticker/Exchange for Common Stock:	FOR/The New York Stock Exchange (“NYSE”)

Securities Offered:	3.75% Convertible Senior Notes due 2020 (the “Notes”)

Trade Date:	February 21, 2013

Aggregate Principal Amount of Notes Offered:	$110,000,000 aggregate principal amount of Notes

Underwriters’ Option to Purchase Additional Notes:	Up to $15,000,000 aggregate principal amount of additional Notes

Net Proceeds of the Offering after Underwriting Discounts and Commissions and Estimated Offering Expenses:	Approximately $105.20 million (or approximately $119.75 million if the underwriters exercise their option to purchase additional Notes in full)

Maturity Date:	March 1, 2020, unless earlier repurchased or converted

Annual Interest Rate:	3.75% per annum

Interest Payment Dates:	Each March 1 and September 1, beginning on September 1, 2013

Interest Payment Record Dates:	Each February 15 and August 15

Public Offering Price:	100%

Closing Sale Price:	$17.81 per share of the Issuer’s common stock on the NYSE on February 20, 2013

Conversion Premium:	Approximately 37.5% above the Closing Sale Price

Conversion Price:	Approximately $24.49 per share of the Issuer’s common stock, subject to adjustment

Conversion Rate:	40.8351 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment

Sole Book-Running Manager:	Goldman, Sachs & Co.

Co-Managers:	KeyBanc Capital Markets Inc. JMP Securities LLC Capital One Southcoast, Inc. J.P. Morgan Securities LLC UBS Securities LLC

Pricing Date:	February 20, 2013

Expected Settlement Date:	February 26, 2013

CUSIP / ISIN Number:	346232 AB7 / US346232AB79

Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the Issuer will increase the conversion rate for a holder that converts its Notes in connection with a make-whole fundamental change having the stock price and effective date set forth below:

	Stock Price
Effective Date	$17.81	$19.00	$20.00	$21.00	$22.50	$24.49	$27.50	$30.00	$35.00	$40.00	$45.00	$50.00	$75.00	$100.00	$150.00
February 26, 2013	15.3131	14.9691	13.6176	12.4268	10.9251	9.3470	7.6166	6.5488	4.8986	3.7493	2.9366	2.3606	1.1025	0.5727	0.1269
March 1, 2014	15.3131	14.2654	12.8875	11.6826	10.1850	8.6066	6.9118	5.9226	4.4437	3.4111	2.6693	2.1469	1.0104	0.5290	0.1170
March 1, 2015	15.3131	13.5718	12.1633	10.9612	9.4476	7.8653	6.1876	5.2208	3.9234	3.0205	2.3606	1.8943	0.9054	0.4784	0.1063
March 1, 2016	15.3131	12.9199	11.4814	10.2440	8.6927	7.0818	5.3944	4.4643	3.3424	2.5704	2.0155	1.6236	0.7831	0.4186	0.0947
March 1, 2017	15.3131	12.3818	10.8641	9.5645	7.9584	6.3024	4.5950	3.6741	2.6665	2.0580	1.6157	1.3068	0.6361	0.3447	0.0774
March 1, 2018	15.3131	11.9471	10.3049	8.9062	7.1759	5.4368	3.6853	2.7800	1.9093	1.4619	1.1559	0.9396	0.4697	0.2601	0.0628
March 1, 2019	15.3131	11.8755	9.6763	8.0864	6.1634	4.2737	2.4777	1.6382	1.0142	0.7726	0.6063	0.4947	0.2501	0.1374	0.0273
March 1, 2020	15.3131	11.8039	9.1649	6.7840	3.6094	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $150.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

•	If the stock price is less than $17.81 per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of the additional shares to exceed 56.1482 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Other Information:

The $40 million in cash flow number on page S-3 of the Preliminary Prospectus Supplement is changed to $39.3 million.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying base prospectus dated March 5, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying base prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of these documents may be obtained from Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282 (Tel: (866) 471-2526, Fax: (212) 902-9316, Email: prospectus-ny@ny.email.gs.com).

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying base prospectus dated March 5, 2012. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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